October 24, 2018

Milton C. Ault, III
Chief Executive Officer
DPW Holdings, Inc.
20 Shipyard Way
Newport Beach, CA 92663

       Re: DPW Holdings, Inc.
           Amendment No. 1 to
           Preliminary Proxy Statement on Schedule 14A
           Filed October 5, 2018
           File No. 001-12711

Dear Mr. Ault:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our August 24,
2018 letter.

Preliminary Proxy Statement on Schedule 14A Amended October 5, 2018

Election of Directors, page 9

1. We note your response to prior comment 1. Please balance your disclosure with information regarding any material delinquent filings of the identified companies. Also, disclose the size of the operations that your officers supervise if the companies do not file periodic reports with the Commission.
 Milton C. Ault, III
DPW Holdings, Inc.
October 24, 2018
Page 2
Approval of the Amendment to the Certificate of Incorporation to Increase the Authorized
Shares of Common Stock, page 34

2. Disclose the number of common shares reserved for issuance pursuant to options, warrants, and other contractual commitments or arrangements, and the number of authorized and unissued shares that are not reserved for any specific use and are available for future issuance, before and after the increase in authorized shares. Please contact Thomas Jones at 202-551-3602 or Amanda Ravitz, Assistant
Director, at
202-551-3412 with any questions.



                                                            Sincerely,
FirstName LastNameMilton C. Ault, III
                                                            Division of
Corporation Finance
Comapany NameDPW Holdings, Inc.
                                                            Office of
Electronics and Machinery
October 24, 2018 Page 2
cc:       Marc J. Ross, Esq.
FirstName LastName